EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Thirteen Weeks Ended
	March 25, 2012	March 27, 2011
Earnings:
Income from continuing operations before income taxes	$40,251	$(129,767)
Add: Total fixed charges (see below)	30,481	31,510
Less: Interest capitalized	422	689
Total earnings	70,310	(98,946)

Fixed charges:
Interest(a)	28,667	28,196
Portion of noncancellable lease expense representative of interest factor(b)	1,814	3,314
Total fixed charges	30,481	31,510

Ratio of earnings to fixed charges	2.31	(c)

(a) Interest includes amortization of capitalized financing fees.
(b) One-third of noncancellable lease expense is assumed to representative of the interest factor.
(c) Earnings were insufficient to cover fixed charges by $130.5 million.